Wells Fargo Funds Management, LLC 525 Market Street, 12th Floor San Francisco, CA 94105

October 31, 2006

VIA EDGAR AND ELECTRONIC MAIL

Ms. Linda Stirling

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Stirling:

Re:	Wells Fargo Funds Trust (the “Trust”)

Responses to SEC Comments on Post-Effective Amendment No. 96

Thank you for your verbal comments of Thursday, September 21, 2006 to the Prospectuses and Statements of Additional Information for the Wells Fargo Advantage Strategic Small Cap Value Fund (the “Fund”). This correspondence provides our responses to those comments and suggestions on that filing (Post-Effective Amendment No. 96 to the Trust’s Registration Statement on Form N-1A filed July 31, 2006 pursuant to Rule 485(a) under the Securities Act of 1933, as amended). Revisions made pursuant to these comments will be incorporated into the Fund’s Post-Effective Amendment No. 101 filed October 31, 2006 pursuant to

Rule 485(b).

For your convenience, your comments or suggestions are summarized in boldface type below, immediately followed by our responses.

Prospectuses

    1. PROSPECTUS SECTION: PRINCIPAL INVESTMENT STRATEGIES

Comment:	The disclosure indicates that the Fund chooses securities using fundamental analysis, which approach begins with “certain quantitative measures” combined with “qualitative characteristics.” Please enumerate these measures and characteristics and/or provide examples.

Response:     We reviewed the language in question with the Fund’s portfolio management team and have decided to remove it outright. We believe that the strategies employed by the Fund are described in sufficient detail without this language.

    2. PROSPECTUS SECTION: ORGANIZATION AND MANAGEMENT

Comment:	Enhance the biography descriptions of each portfolio manager so that they clearly reflect the past five years of experience.

Response:     All portfolio manager biographies have been revised to clearly reflect the past five years of experience.

Statement of Additional Information

    1. SAI SECTION: FUNDAMENTAL INVESTMENT POLICIES

Comment:	Please consider including industrial development bonds as part of the Fund’s concentration policy (Fundamental Investment Policy No. 1).

Response:     We are conducting further research into this comment. If we determine that a change to this policy is appropriate, we will seek Board approval and incorporate corresponding changes to the Fund’s SAI.

    2. SAI SECTION: PORTFOLIO MANAGERS

Comment:	Under “Funds Management Compensation,” you indicate that bonus allocations vary depending to some extent on fund performance and on discretionary subjective criteria. Please specify what you mean by “discretionary subjective criteria.”

Response:     We have clarified the disclosure regarding bonus allocations as follows:

“Bonus allocations depend on fund performance, market share goals, individual job objective and overall profitability of the business. “

    3. SAI SECTION: PORTFOLIO MANAGERS

Comment:	Under “Wells Capital Management Compensation,” please provide the Lipper peer group indexes that are used to measure performance.

Response:     Where applicable, we have added Lipper peer group indexes, which are used to measure portfolio managers’ performance. Please note that in many cases, performance is measured against broad-based indexes.

Conclusion

The Funds accept responsibility for the adequacy and accuracy of the disclosure in the filings that are the subject of this letter. The Funds acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to these filings. The Funds further acknowledge that they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above response adequately addresses your comments and suggestions. If you need additional information, please do not hesitate to contact me at 415-396-8235.

Sincerely,

WELLS FARGO FUNDS MANAGEMENT, LLC

By
Elaine E. Richards
Senior Counsel

cc:	Marco Adelfio
C. David Messman

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